# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zedge, Inc., CIK 0001667313
CUSIP: 98923T104
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0001034247
Persons authorized to receive notices and communications: Howard S. Jonas, 520 Broad Street, Newark, New Jersey (NJ), 07102, (973) 438-1000

## Reporting persons
- Howard S. Jonas (CIK 0001034247): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,344,805; sole dispositive power 0; shared dispositive power 2,344,805; aggregate amount beneficially owned 2,344,805 (15.6% of the class); the aggregate amount excludes certain shares
- Chartwell Holding LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,218,430; sole dispositive power 0; shared dispositive power 2,218,430; aggregate amount beneficially owned 2,218,430 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Zedge, Inc.
Address of issuer's principal executive offices: 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001
Comment: This Statement on Schedule 13D (this "Statement") is being filed jointly by Howard S. Jonas ("Mr. Jonas") and Chartwell Holding LLC ("Chartwell" and, together with Mr. Jonas, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 4 hereto. Each Reporting Person is responsible for the completeness and accuracy of the information concerning it or him contained herein and is not responsible for the completeness or accuracy of the information concerning the other Reporting Person, except to the extent it or he knows or has reason to believe that such information is inaccurate. Neither the filing of this Statement nor anything contained herein shall be deemed an admission that the Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

## Item 2. Identity and Background
Name of person filing:
Mr. Jonas:

Howard S. Jonas

Chartwell:

Chartwell Holding LLC.
Residence or business address:
Mr. Jonas and Chartwell:

520 Broad Street, Newark, NJ 07102.
Present principal occupation or employment:
Mr. Jonas:

Mr. Jonas' principal occupation is serving as Chairman of the Board of Directors of IDT Corporation ("IDT"), a global provider of fintech, cloud communications and traditional communications services, whose principal business address is 520 Broad Street, Newark, NJ 07102. Mr. Jonas is also Vice Chairman of the Board of Directors of Zedge, Inc. (the "Company").

Chartwell:

Chartwell is a Delaware limited liability company whose principal business is holding investments for the benefit of Mr. Jonas and his wife, Deborah Jonas. Jonathan Gudema serves as a manager of Chartwell. Mr. Gudema's principal occupation is attorney, his business address is 520 Broad Street, Newark, NJ 07102, and he is a citizen of the United States.
Criminal convictions in the last five years:
Mr. Jonas:

During the last five years, Mr. Jonas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Chartwell:

During the last five years, neither Chartwell nor, to Chartwell's knowledge, Mr. Gudema has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Mr. Jonas:

During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Chartwell:

During the last five years, neither Chartwell nor, to Chartwell's knowledge, Mr. Gudema was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Mr. Jonas:

Mr. Jonas is a citizen of the United States.

Chartwell:

Chartwell is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of $6,500,000 for the 2,218,430 shares of Class B Common Stock and the Warrants described in Item 4 was paid by Chartwell from its working capital. No part of the purchase price was borrowed. The matters set forth in Items 4 and 6 of this Statement are incorporated in this Item 3 by reference as if fully set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 10, 2026, Mr. Jonas entered into a Securities Purchase Agreement with the Company and the other purchasers named therein (the "Purchase Agreement") providing for his purchase of 2,218,430 shares of Class B Common Stock and warrants to purchase 1,996,587 shares of Class B Common Stock for an aggregate purchase price by Mr. Jonas of $6,500,000. The purchase price was $2.93 per share and accompanying warrant coverage, which was equal to the closing price of the Class B Common Stock on the NYSE American on the trading day immediately preceding the date on which Mr. Jonas executed the Purchase Agreement.

Effective September 23, 2026, with the consent of the Company, Mr. Jonas assigned all of his rights and obligations as a purchaser under the Purchase Agreement to Chartwell pursuant to an Assignment and Assumption of Securities Purchase Agreement (the "Assignment"). Chartwell assumed Mr. Jonas' obligation to pay the purchase price and his right to receive the shares and warrants. Mr. Jonas and his wife, Deborah Jonas, are the sole beneficiaries of Chartwell.

On September 25, 2026, Chartwell purchased 2,218,430 shares of Class B Common Stock and received Class B Common Stock Purchase Warrant No. 2026-003 to purchase 1,996,587 shares of Class B Common Stock (the "Warrants"). The terms of the Purchase Agreement, Assignment and Warrants are described in Item 6.

The shares underlying the Warrants are not included in the number of shares beneficially owned by Mr. Jonas or Chartwell because the Warrants are not exercisable within 60 days of the date of this Statement. The Warrants are not exercisable until the later of: (a) the date the Company obtains the stockholder approval required under applicable NYSE American rules for issuance of the Warrants and the shares issuable upon exercise thereof (the "Stockholder Approval Date") and (b) March 25, 2027.

Mr. Jonas, through Chartwell, acquired the securities described in this Statement for investment purposes and to support the Company's expansion of its DataSeeds.AI ("DataSeeds") business. On August 31, 2026, the Company announced an expansion of its DataSeeds strategy to be supported by the private placement described in this Statement, and stated that the proceeds are intended to accelerate DataSeeds' growth and broaden its capabilities, and that the Company may also evaluate selective acquisitions or acqui-hires. In that announcement, Mr. Jonas stated that he had become more actively involved in DataSeeds and that he intended to work closely with Michael Jonas, Morris Berger, Jonathan Reich and the Company's team as they build out DataSeeds and pursue the broader opportunity in front of the Company. On August 24, 2026, the Board resolved to appoint Morris Berger as Chief Executive Officer of the Company, effective October 1, 2026. Effective October 1, 2026, Mr. Berger became Chief Executive Officer, and Jonathan Reich, who served as President and Chief Executive Officer through September 30, 2026, became President and Chief Operating Officer. Michael Jonas, the Company's Executive Chairman and Chairman of the Board, is Mr. Jonas' son.

In his capacity as Vice Chairman, Mr. Jonas participates in the consideration of matters affecting the Company's business, strategy, management and capital allocation. Subject to applicable law and contractual obligations, Mr. Jonas may acquire additional securities of the Company (including, following the Initial Exercise Date (as defined in Item 6), through exercise of the Warrants) or dispose of securities beneficially owned by him, depending on market conditions, the Company's prospects and other considerations.

Neither Reporting Person has entered into any agreement, arrangement or understanding with any other person (other than the relationships described in this Statement) to act together for the purpose of acquiring, holding, voting or disposing of securities of the Company, and each Reporting Person expressly disclaims membership in any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 thereunder with any other person.

Except as set forth in this Statement, neither Reporting Person has any present plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and formulate plans or proposals with respect thereto, and, in Mr. Jonas' capacity as a director of the Company, may participate in the Board's consideration of such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Jonas beneficially owns 2,344,805 shares of Class B Common Stock, consisting of: (i) 2,218,430 shares held by Chartwell that were purchased pursuant to the Purchase Agreement; (ii) 60,495 shares held by the Debbie Y. Jonas 2018 Dynasty Trust; and (iii) 65,880 shares held by The Jonas Foundation. These 2,344,805 shares represent approximately 15.6% of the issued and outstanding shares of Class B Common Stock and approximately 7.6% of the combined voting power of the Company's outstanding capital stock, based on 524,775 shares of Class A Common Stock and 14,998,014 shares of Class B Common Stock issued and outstanding as of September 28, 2026. Holders of Class A Common Stock are entitled to three votes per share and holders of Class B Common Stock are entitled to one-tenth of one vote per share.

As of the date hereof, Chartwell beneficially owns 2,218,430 shares of Class B Common Stock, representing approximately 14.8% of the issued and outstanding shares of Class B Common Stock and approximately 7.2% of the combined voting power of the Company's outstanding capital stock, calculated on the same basis. Chartwell does not beneficially own the shares held by the Debbie Y. Jonas 2018 Dynasty Trust or The Jonas Foundation; and the 2,218,430 shares beneficially owned by Chartwell are included in the shares reported above as beneficially owned by Mr. Jonas.

The foregoing does not include 1,996,587 shares of Class B Common Stock underlying the Warrants described in Item 6. The shares underlying the Warrants are not included in the number of shares beneficially owned by Mr. Jonas or Chartwell because the Warrants are not exercisable within 60 days of the date of this Statement. The Warrants are not exercisable until the later of: (a) the Stockholder Approval Date and (b) March 25, 2027.

The foregoing also does not include: (i) 57,251 shares of Class B Common Stock held by the Howard S. and Deborah Jonas Foundation, Inc., as Mr. Jonas does not beneficially own these shares; or (ii) 53,333 shares of Class B Common Stock held by 2012 Jonas Family, LLC, in which Mr. Jonas is a minority equity holder. Mr. Jonas disclaims beneficial ownership of these shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Jonas has shared voting and dispositive power with respect to all 2,344,805 shares of Class B Common Stock beneficially owned by him. He has no sole voting or dispositive power over any of these shares.

Chartwell has shared voting and dispositive power with Mr. Jonas with respect to the 2,218,430 shares of Class B Common Stock held by it. It has no sole voting or dispositive power over any of these shares.

This filing identifies Mr. Jonas as having joint control, including the power to cast or direct the casting of one-tenth of a vote per share, as well as to dispose or direct the disposition of such shares, over the following shares: (i) 2,218,430 shares of Class B Common Stock held by Chartwell Holding LLC, of which Mr. Jonas and his wife, Deborah Jonas, serve as the sole beneficiaries; (ii) 60,495 shares of Class B Common Stock held by the Debbie Y. Jonas 2018 Dynasty Trust, of which Shmuel Jonas (Mr. Jonas' son) and Peak Trust Company - NV serve as co-trustees; and (iii) 65,880 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees.

As used herein, the term "beneficially owns" shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
Transactions in the class effected during the past sixty days:
On September 10, 2026, Mr. Jonas entered into the Purchase Agreement, and on September 23, 2026, Mr. Jonas assigned his rights and obligations thereunder to Chartwell pursuant to the Assignment, each as described in Item 4. On September 25, 2026, Chartwell acquired 2,218,430 shares of Class B Common Stock and the Warrants from the Company in a private placement for an aggregate purchase price of $6,500,000 ($2.93 per share and accompanying warrant coverage) pursuant to the Purchase Agreement and Assignment described herein.

Except as described herein, no transactions in the Class B Common Stock were effectuated by either Reporting Person (including, in the case of Mr. Jonas, through the Debbie Y. Jonas 2018 Dynasty Trust or The Jonas Foundation) during the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The matters set forth in Items 4 and 5 of this Statement are incorporated in this Item 6 by reference as if fully set forth herein.

The Purchase Agreement provided for the purchase of the shares and Warrants described in Item 4. The purchasers' obligations are several and not joint. Under the Assignment, Mr. Jonas assigned all of his rights and obligations as a purchaser to Chartwell, Chartwell assumed those rights and obligations and made the purchaser representations and warranties under the Purchase Agreement, and the Company consented to the Assignment.

The Warrants entitle Chartwell to purchase 1,996,587 shares of Class B Common Stock at an exercise price of $3.22 per share, subject to adjustment. The Warrants are exercisable only on or after the later of: (a) the Stockholder Approval Date and (b) March 25, 2027 (the "Initial Exercise Date"). The Warrants expire on the fifth anniversary of the Initial Exercise Date. Exercise requires payment of the exercise price in cash.

The Company agreed to use its reasonable best efforts to submit the proposal for stockholder approval at its next annual or special meeting. Under the Purchase Agreement, as assumed by Chartwell, and the Warrants, Chartwell agreed not to vote shares of Class B Common Stock held by it as of the record date on that proposal.

The Warrants may not be offered for sale, sold, transferred or assigned by its holder. The Warrants' exercise price and number of underlying shares are subject to adjustment for stock dividends, stock splits, combinations and reclassifications. The Warrants provide rights to alternate consideration in specified fundamental transactions and permit a reduction of the exercise price with the holder's prior written consent. The Warrants do not confer stockholder voting rights before exercise.

The foregoing descriptions are qualified in their entirety by reference to the Purchase Agreement, Assignment and Warrants, identified in Item 7 and incorporated herein by reference.

On October 1, 2026, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing of this Statement and any amendments hereto, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

Except as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between either Reporting Person and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Securities Purchase Agreement by and among Zedge, Inc. and the purchasers party thereto, entered into on September 8 and 10, 2026 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 10, 2026).

Exhibit 2. Assignment and Assumption of Securities Purchase Agreement, dated September 23, 2026, by Howard Jonas and Chartwell Holding LLC, consented to by Zedge, Inc. (Filed herewith.)

Exhibit 3. Class B Common Stock Purchase Warrant No. 2026-003 issued by Zedge, Inc. to Chartwell Holding LLC in connection with the September 25, 2026 closing. (Filed herewith.)

Exhibit 4. Joint Filing Agreement, dated October 1, 2026, between Howard S. Jonas and Chartwell Holding LLC. (Filed herewith.)

## Signatures
- Howard S. Jonas: /s/ Howard S. Jonas, Howard S. Jonas (10/01/2026)
- Chartwell Holding LLC: /s/ Jonathan Gudema, Jonathan Gudema, Manager (10/01/2026)